Exhibit 21.1

EVOLUS, INC.
LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Evolus Pharma Limited	Ireland
Evolus Pharma BV	Netherlands
Evolus International Ltd.	United Kingdom
Evolus GmbH	Germany
Evolus Australia Pty Ltd	Australia